EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(Dollars in thousands)

	Restated		Restated
	2005		2004
	(Unaudited)
Earnings:
Net Income	$128,922		$129,108
Add:
Provision for income taxes	60,096		60,636
Fixed charges	254,913		241,221
Less:
Capitalized interest	(14,507)		(12,712)

Earnings as adjusted (A)	$429,424		$418,253

Preferred dividend requirements	$976		$964
Ratio of income before provision for income taxes to net income	147%		147%

Preferred dividend factor on pretax basis	1,435		1,417

Fixed Charges:
Interest expense	240,406		228,509
Capitalized interest	14,507		12,712

Fixed charges as adjusted (B)	254,913		241,221

Fixed charges and preferred stock dividends (C)	$256,348		$242,638

Ratio of earnings to fixed charges (A) divided by (B)	1.68	x	1.73	x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.68	x	1.72	x

See Note B to the Condensed Consolidated Financial Statements.